Anne Nguyen Parker

Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

October 19, 2020

Re:	Knightscope, Inc.

Offering Statement on Form 1-A

File No. 024-11238

Dear Ms. Parker:

On behalf of Knightscope, Inc., I hereby request qualification of the above-referenced offering statement at 12 noon, Eastern Time, on Wednesday, October 21, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ William Santana Li

William Santana Li

Chief Executive Officer

Knightscope, Inc.

Cc:	Jeanne Campanelli, Esq.

CrowdCheck Law LLP